

Mail Stop 3720

January 16, 2008

VIA INTERNATIONAL MAIL AND FAX (514) 380-1929

Mr. Louis Morin
Chief Financial Officer
Quebecor Media Inc.
612 Saint-Jacques Street
Montreal, Quebec, Canada H3C-A4M8

> **Re: Quebecor Media Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2006, as Amended**
> **Filed March 30, 2007**
> **File No. 333-13792**

Dear Mr. Morin:

We have reviewed your supplemental response letter dated December 27, 2007 as well as your filing and have the following comments. As noted in our comment letter dated December 13, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

General

1. We note your responses to prior comments 2, 3, 4, 7 and 10. We understand that you will be amending your filing to comply with our comments.

Amendment #2 to the Form 20-F/A for the Fiscal Year Ended December 31, 2006

1(e) Revenue Recognition
Cable Segment, page F-12

2. We note your response to prior comment 5. We understand that you have promotion offers that provide your customers with three free months of service when they enter into a service contract. We also understand that you begin recognizing service revenue in the fourth month of this contract. Pursuant to SAB 104, it appears that you should recognize the total arrangement consideration allocable to the service element over the period of performance (service period). Please revise the US GAAP reconciliation accordingly or advise us.

3. We note your response to prior comment 6. Since the activation is considered part of the equipment accounting unit under EITF 00-21, please delete the reference to the "activation fees."

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director